

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2011

Via Facsimile
Alexander Walsh
President and Principal Executive Officer
Lithium Exploration Group, Inc.
3200 N. Hayden Road, Suite 300
Scottsdale, Arizona 85251

> **Re: Lithium Exploration Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 29, 2011**
> **File No. 333-175883**

Dear Mr. Walsh:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

2.   If a numbered comment in this letter raises more than one question or lists various items in bullet points, ensure that you fully respond to each question and bullet point. Make

sure that your letter of response indicates precisely where responsive disclosure to each numbered comment and each point may be found in the marked version of the amendment

3. Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you wish to include in the prospectus. Also, please provide us with accompanying captions, if any. We may have comments after reviewing these materials.

4. Please revise to discuss in reasonable detail on your Prospectus Cover Page and in your "Prospectus Summary" and "Business" sections that your auditors have raised substantial doubt as to your ability to continue as a going concern.

5. Please update your financial statements and related disclosures pursuant to Rule 8-08 of Regulation S-X.

6. Please ensure that all your disclosure is accurate and up-to-date. In this regard, we note for example, and without limitation, that you indicate that the securities purchase agreement filed as Exhibit 10.7 is dated April 29, 2011.

7. We note that your sole officer and all your directors reside in Arizona. Please discuss how often your sole officer intends to visit the properties, which are located in Alberta, Canada and Salta Province, Argentina within the next one to two years.

8. Explain to us each of the following items:

    - who prepared the registration statement;

    - what basis the preparer had or source(s) upon which it relied in drafting the prospectus;

    - who created the business plan which is described;

    - how and when Mr. Walsh first came to be affiliated with the company; and

    - whether Mr. Walsh has visited the properties in Alberta, Canada and Salta Province, Argentina.

    We may have additional comments based on your responses.

9. As you may be aware, there have been acquisitions or business combinations involving public start-up mining companies which have no reserves. It appears that at least some of these acquisitions or combinations result in the change of the business initially described

in the prospectus filed by the start-up company with the Commission. If accurate, and with a view toward disclosure, confirm to us that Mr. Walsh did not agree to purchase shares of the company or to serve as an officer or director of the company at least in part due to a plan, agreement, or understanding that he would solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity. Also confirm that he has no such present intention, if true.

10.   If any of the following individuals has any experience in the marketing or sale or creation of a start-up mining or other new company for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changes its business purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission, describe the particulars to us in necessary detail. This comment refers to any and all of the following individuals:

- Messrs. Walsh, Jazwinski and Colker;

- named legal counsel;

- those responsible for Mr. Walsh's connection with the company; and

- any others who participated in the preparation of the prospectus disclosure.

11.   If any of those identified in the bullet points in the above comment has had any experience in the past ten years related to any start-up mining or other new company which subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased mining activities, (d) became a delinquent filer, or (e) reported proven or probable reserves, please describe the circumstances to us in necessary detail. We may have additional comments.

12.   Please disclose if you have any current plans, proposals or arrangements, written or otherwise, to seek a business combination with another entity in the near future.

13.   We note your disclosure that you do not have any employees and that Alexander Walsh is retained as a consultant. Please advise us of the provisions of Nevada law and your articles of incorporation and bylaws that allow you to retain your officers on a consulting basis and not employees.

14.   We note your Form 8-K filed April 27, 2011 that furnishes a letter to shareholders dated April 27, 2011, which states in part that you are aware of "various organizations, websites and paid analysts [that] have been promoting [your] stock." We also note that one such publication ("The Next Exxon," published by *The Stock Detective*, available at *http://www.thestockdetective.com/lexg/*) appears to have been paid for by Gekko

Industries and references your Web site for further information. We note the Schedule 13D filed on May 4, 2011 by Gekko Industries, which indicates that Gekko Industries owns approximately 10% of your outstanding common stock. Please address the following:

- please advise us as to whether the two entities named Gekko Industries are the same entity;

- please revise your table at page 33 under "Security Ownership of Certain Beneficial Owners and Management" to account for Gekko Industries' holdings, or tell us why you do not need to;

- please indicate whether you or any of your predecessors or affiliates have had or have a material relationship with Gekko Industries; and

- please revise your disclosure where appropriate to indicate whether any of your advertising expenses included payments (a) to Gekko Industries relating to "The Next Exxon" or (b) in respect of any other similar publication.

15.   Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note).

16.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to the selling shareholder, any affiliate of the selling shareholder or any person with whom the selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to the selling shareholder and any of its affiliates in the first year following the sale of convertible notes.

17.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit the selling shareholder could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately:

  - the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

  - the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

    - if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

    - if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

  - the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

  - the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

  - the total possible shares the selling shareholder may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholder may receive; and

  - the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

18. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes or other securities of the issuer that are held by the selling shareholder or any affiliates of the selling shareholder, presented in a table with the following information disclosed separately:

    - market price per share of the underlying securities on the date of the sale of that other security;

    - the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

        - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

        - if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

    - the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

    - the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

    - the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

    - the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security

> from the combined market price of the total number of underlying shares on that date.

19.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the gross proceeds paid or payable to the issuer in the convertible note transaction;

- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 16;

- the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes or other securities of the issuer that are held by the selling shareholder or any affiliates of the selling shareholder that is disclosed in response to comments 17 and 18.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure—as a percentage—of the total amount of all possible payments as disclosed in response to comment 16 and the total possible discount to the market price of the shares underlying the convertible note as disclosed in response to comment 17 divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

20.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholder, affiliates of the company or affiliates of the selling shareholder;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholder, affiliates of the company or affiliates of the selling shareholder, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

21.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

- the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholder, affiliates of the company and affiliates of the selling shareholder;

- the number of shares registered for resale by the selling shareholder or affiliates of the selling shareholder in prior registration statements;

- the number of shares registered for resale by the selling shareholder or affiliates of the selling shareholder that continue to be held by the selling shareholder or affiliates of the selling shareholder;

- the number of shares that have been sold in registered resale transactions by the selling shareholder or affiliates of the selling shareholder; and

- the number of shares registered for resale on behalf of the selling shareholder or affiliates of the selling shareholder in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options or warrants.

22.   Please provide us, with a view toward disclosure in the prospectus, with the following information:

- whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

- whether—based on information obtained from the selling shareholder—the selling shareholder has an existing short position in the company's common stock and, if the selling shareholder has an existing short position in the company's stock, the following additional information:

    - the date on which the selling shareholder entered into that short position; and

    - the relationship of the date on which the selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (*e.g.*, before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

23.   Please provide us, with a view toward disclosure in the prospectus, with:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons)—the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

- copies of all agreements between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

24.   Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Stockholder" section of the prospectus.

25.   With respect to the shares to be offered for resale by the selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Prospectus Summary, page 3

26.   Please revise the first full paragraph under "Lithium Exploration Group, Inc." to clarify what interests the company currently holds, and the material terms of those interests. For example, clarify, if true, that you do not currently own any interests related to claims in Nevada or British Columbia. As another example, clarify the nature of and discuss the material terms of your "undivided 100% right, title and interest in and to certain mineral permits located in the Province of Alberta, Canada" and your option to "acquire an undivided 60% interest in certain mineral claims known as the Salta Aqua Claims located in Salta Province, Argentina." Discuss what steps you must take in order to fulfill your obligations with respect to the agreements governing these interests, including any moneys you have paid or must pay and/or work you have performed or must perform. Make similar revisions on page 19 and in other applicable places in the filing. In this regard, delete the Nevada claims from your "Current Business" section on page 19 if they are not part of your current business.

27.   We note your disclosure that you have not generated revenues since inception. Please revise your disclosure to discuss how you have funded operations since inception and how you intend to fund operations for the next twelve months, including the remaining payments in respect of your agreement with Glottech-USA, LLC. Please make any corresponding changes in your "Business" section.

28.   In this regard, please revise your disclosure to describe the substantive steps and timeline for you to further your mining exploration program.

Selling Stockholder Financing Transaction, page 5

29.   Please identify the investor referenced in this section.

30.   Please revise your disclosure to describe the reasons why Alexander Walsh has entered into the guaranty and pledge agreement.

Risk Factor, page 5

31.   Clarify the statement on page 6 that you "have found lithium" to specify the quantity and nature of the lithium you have found.

32.   Please revise the risk factor at page 7 beginning "If we are unable to hire and retain…" to indicate that you currently have no employees and that Alexander Walsh is retained on a consulting basis.

33.   Please provide the basis for including the risk factor at page 10 beginning "Our compliance with the Sarbanes-Oxley Act…" in view of the fact that you are already a reporting company.

Management's Discussion and Analysis or Plan of Operation, page 13

34.   Please revise your document so that the discussion regarding Glottech-USA's technology, as discussed on pages 13 and 19 for example, are found in one place.

35.   In this revised discussion regarding Glottech-USA's technology, disclose whether you have had any discussions or agreements with oil and gas producers to treat and dispose of their produced water while monetizing the minerals that are contained therein. In this regard, please explain the basis for the statement on page 22 that you have rights to any minerals produced from the activities of Barrick Energy Inc, Paramount Resources, Signalta Resources Ltd, Penn West Petroleum Ltd and Canadian Natural Resources Ltd in the Valleyview Property.

36.   Please revise your disclosure to indicate whether the pledge by Alexander Walsh in respect of your agreement with Glottech-USA, LLC has been memorialized in writing and, if so, please file the agreement as an exhibit to your next amendment.

37.   Please indicate whether any relationship exists between Glottech-USA, LLC and you, your officer and/or your directors.

38.   We note your disclosure under "—Results of Operations" relating to the management fees and professional fees. Please revise your disclosure to identify the recipient of such fees and to describe why such fees represent a significant percentage of your operating expenses, in particular in view of your operations generally.

39.   Discuss in sufficient detail the nature of your mining expenses, both under "—Results of Operations" starting on page 15 and under "Plan of Operation" on page 16.

40.   In this regard, please provide the basis for your statement at page 17 that you "have minimal operating costs and expenses…due to [y]our limited business activities" in view of the amounts of your management, professional and mining fees.

Employees, page 28

41.   Please revise your disclosure to describe in more detail the "various company activities" Jon Jazwinski and Brandon Colker perform.

Management, page 28

42.   Please revise your disclosure to describe AW Enterprises' business.

43.   Please revise to describe whether any of your directors are independent and, if so, identify such directors.

44.   We note your statement on page 30 that "Other than as disclosed above, during the last 5 years, none of our directors held any other directorships in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940." It is not obvious from your disclosure "above" the companies with which your directors are involved that have a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940. Please revise the directors' biographies to clarify.

Security Ownership of Certain Beneficial Owners and Management, page 33

45.   Please tell us all the facts and circumstances as to how Mr. Walsh obtained the 27 million shares held as of July 26, 2011.

Plan of Distribution, page 36

46.   We note your statement at page 37 that in "no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%)." Please revise your disclosure to explain the genesis of this proscription.

Selling Stockholder, page 38

47.   Please indicate the nature of any position, office or other material relationship which the selling shareholder has had within the past three years with you or any of your predecessors or affiliates. See Item 507 of Regulation S-K.

48.   Please revise your disclosure to indicate whether the selling shareholder is a broker-dealer or an affiliate of a broker-dealer.

Exhibits, page 43

49.   Please ensure that all filings from which you are incorporating by reference are the filings which contain the document that are purportedly being incorporated by reference. For example, and without limitation, we note that Exhibit 10.7 was not filed with your Form 8-K filed on June 29, 2011.

50.   We note, for example, and without limitation, that Exhibit 10.7 is not signed and that Exhibit 10.11 is incomplete (see the preamble to the agreement). You may not incorporate by reference unsigned or otherwise incomplete exhibits. See Instruction 1 to Item 601 of Regulation S-K. Please refile complete, executed exhibits as applicable.

51.   Please file the agreement memorializing the consulting arrangement you have with Alexander Walsh. In this regard, we note your reference at page 32 to a management agreement. In addition, if you have any agreements regarding the compensation of Messrs. Colker and Jazwinski, please file these.

52.   Please file the agreement memorializing the debt arrangement you have with Alexander Walsh referenced at page 33.

Recent Sales of Unregistered Securities, page 41

53.   We note that on April 28, 2011, you issued 190,476 shares of common stock in a private placement to an unrelated off-shore investor at $5.25 per share. Please tell us how the value of the shares were determined or negotiated. In addition, please disclose the value of the shares issued in the other transactions that took place on April 28, 2011, and how the value of those securities was determined.

Undertakings, page 44

54.   Please revise to ensure that you provide all the undertakings set forth in Item 512 of Regulation S-K. For example, and without limitation, we note Item 512(a)(1)(iii) of Regulation S-K.

Signatures, page 45

55.   Please revise to ensure that the registration statement is signed by your principal accounting officer and your principal financial officer or persons performing similar functions. See Instruction 1 to Signatures on Form S-1.

Exhibit 5.1

56.   Please obtain and file a new legality opinion that references the registration statement
        precisely.

Engineering Comments

General

57.   We note that your website and some press releases refer to mineral estimates that are not
        recognized by the SEC. If you continue to make references on your web site or press
        releases to reserve measures other than those recognized by the SEC, please accompany
        such disclosure with cautionary language comparable to the following:

                Cautionary Note to U.S. Investors -The United States Securities and Exchange
                Commission permits U.S. mining companies, in their filings with the SEC, to
                disclose only those mineral deposits that a company can economically and legally
                extract or produce. We use certain terms on this website (or press release), such
                as "measured," "indicated," and "inferred" "resources," which the SEC guidelines
                strictly prohibit U.S. registered companies from including in their filings with the
                SEC. U.S. Investors are urged to consider closely the disclosure in our Form S-1
                or Form 10-K which may be secured from us, or from our website at
                http://www.sec.gov/edgar.shtml.

        Please indicate the location of this disclaimer in your response.

Risk Factors page 8

58.   Unless you can substantiate significant technical training and/or experience in minerals
        exploration or mining by members of your management, you should include a risk factor
        explaining that your management lacks technical training and experience with exploring
        for, starting, and/or operating a mine; and that with no direct training or experience in
        these areas, your management may not be fully aware of many of the specific
        requirements related to working within this industry. In this instance, please also explain
        that their decisions and choices may not take into account standard engineering or
        managerial approaches mineral exploration companies commonly use; and that your
        operations, earnings, and ultimate financial success could suffer due to management's
        lack of experience in this industry.

Technology Description page 19

59.   Please tell us if the processing technology you discuss in your filing is used at similar projects to extract lithium, potassium, and magnesium and how you have made the determination that this processing technology is suitable for you project.

Properties page 21

60.   In the description of each exploration property, please provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature to comply with the guidance in paragraph (b)(4)(i) of Industry Guide 7.

61.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties, including the source of power and water for your property and a description of any infrastructure located on your property.

62.   In an appropriate location of your filing please provide a short summary of the permits and/or operational plans required to perform exploration or operational activities on your properties.

Ownership Interest Page 22

63.   We note your statement regarding an option to acquire a 100% interest in five mineral permits. Please clarify the definition of a mineral permit. For example, tell us how the land use rights of your mineral permit compare to those of a mineral concession or mineral claim.

History of Operations page 23

64.   We note you disclose historical mineral estimates throughout your filing. Please remove all mineral estimates until you have a proven or probable reserve as defined by Section (a) of Industry Guide 7.

Current State and Plan of Operations page 23

65.   We note your statement that you have completed a 12 week sampling program. Please forward to our engineer, as supplemental information and not as part of your filing, the sampling and chemical analysis data associated with your Canadian and Argentine projects, pursuant to paragraph (c) of Industry Guide 7. Please provide this information on a CD, formatted as Adobe PDF files. Please also provide the name and phone number for a technical person whom our engineer may call, if he has technical questions.

If you wish to have this supplemental material returned, please make a written request with the letter of transmittal. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b). If there are any questions concerning the above request, please phone John Coleman, Mining Engineer at (202) 551-3610.

66.   Please expand your disclosure concerning the exploration plans for each of your properties as required by section (b)(4)(i) of Industry Guide 7. The exploration plan should address the following points:

* A breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

* If there is a phased program planned, briefly outline all phases.

* If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

* Disclose how the exploration program will be funded.

* Identify who will be conducting any proposed exploration work and disclose their qualifications.

67.   Additionally, in an appropriate section of your filing, provide a brief description of the QA/QC protocols including sample preparation, controls, custody, assay precision and accuracy as it relates to your exploration plans. In your response please indicate the location of this disclosure.

Geology page 23

68.   In this section of your filing it is unclear if your disclosure pertains to your specific property or the general region in which your property is located. Please clarify and revise your disclosure accordingly. Please note that all sample data should be limited to your specific property.

69.   In this regard, when reporting the results of sampling and chemical analyses, please revise the disclosure throughout your filing to address the following guidance:

* Disclose the location and type of sample.

- Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Salta Aqua Claims page 24

70.   Please insert a small-scale map showing the location and access to your property in Argentina, as required by Section (b)(2) of Industry Guide 7. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Cannarella at (202) 551-3337 or W. Bradshaw Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters or John Coleman, Mining Engineer, at (202) 551-3610 if you have questions regarding the engineering comments. Please contact Sirimal R. Mukerjee at (202) 551-3340, or in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Via Facsimile
       Thomas A. Rose, Esq.
       Sichenzia Ross Friedman Ference LLP
       61 Broadway
       New York, New York 10006